July 25, 2024

Jeff Ransdell
Chief Executive Officer
Maquia Capital Acquisition Corp
50 Biscayne Boulevard, Suite 2406
Miami, Florida

        Re: Maquia Capital Acquisition Corp
            Preliminary Proxy Statement on Schedule 14A
            Filed July 19, 2024
            File No. 001-40380
Dear Jeff Ransdell:

       We have reviewed your filing and have the following comments.

       Please respond to this letter by amending your filing and providing the requested information. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A
Questions and Answer About the Meeting
What vote is required to adopt the proposals?, page 11

1. Disclose, if true, that approval of both proposals is assured without the vote of the Public
        Shareholders since the Sponsor and the company's officers and directors intend to vote any stock over which they have voting control in favor of the proposals.
General

2. Please revise to update the disclosure throughout the proxy statement to be as of the date of filing. We note numerous instances where it appears the disclosure is not as of the most recent date. As just one example, the disclosure regarding the potential de-listing of your securities from Nasdaq has not been updated to include recent developments.
3. Please revise your proxy statement to provide clear and consistent disclosure regarding the number of Class A and Class B shares outstanding and entitled to vote; the number of
        Class A and Class B shares held by the Sponsor; and the number of Class A and Class B shares held by the Sponsor, officers and directors. In your response letter, tell us how you
 July 25, 2024
Page 2

       arrived at the number of each class of shares. For example, disclosures in your proxy statement and 2024 Form 10-K filed April 16, 2024, appear to indicate that the Sponsor beneficially owns more Class A shares than the 583,743 Class A shares included in its private placement units, as well as more Class A shares than are outstanding following redemptions of Class A shares in connection with extension votes.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lauren Pierce at 202-551-3887 or Kathleen Krebs at 202-551-3350 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Gregory Trask